11-00387

OMB # 1557-0184
EXPIRES 5/31/2013


12010200



Form G-FIN/A

Notice of Government Securities Broker or Government Securities Dealer Activities

To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):

A. x☐ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Filing Status of notice (check as applicable):

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. x☐ Government Securities Broker & Dealer

3. Filing status of notice (check as applicable):

A. ☐ Notice
B. x☐ Amendment

4. A. Full name of the Financial Institution:

Bank of America, N.A.

B. Address of principal office of Financial Institution:

100 North Tryon Street, Charlotte, NC 28255

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):

214 N. Tryon Street, Charlotte, NC 28255

D. Mailing address if different from (B) or (C):

901 W. Trade Street, 4th Floor, NC1-003-04-26, Charlotte, NC 28255

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Christy Berthelsen	SVP/Senior Registration Manager	980-386-9749

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. _x_ Yes B. ___ No
(If yes, provide addresses and describe activities.)

3455 Peachtree Rd NE, Ste 200, Atlanta, GA 30326

901 Main Street, Dallas, TX 75202

333 S. Hope Street, Los Angeles, CA 90071

800 Fifth Avenue, Seattle, WA 98104

800 Market St., St. Louis, MO 63101

Bank of America, N.A.
(#5 continued)

101 California St., San Francisco, CA 94111

One Bryant Park, New York, NY 10036

1 Financial Center, Boston, MA 02111

8300 Greensboro Drive, McLean, VA 22102

701 Brickell Ave., Miami, FL 33131

540 W Madison St, Chicago, IL 60661

200 N. College Street, Charlotte, NC 29255

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the Financial Institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Guardino	Joseph	Anthony	Managing Director
Berretta	Frederick	Ray	Managing Director
Mann	John	Roy	Director
Wyatt, III	Robert	Theodore	Managing Director
Schuer	Christopher	Charles	Director
Airing	Bradley	Todd	Managing Director
Walsh	Christopher	Greg	Managing Director
Sherman	Vaughn	Leroy	Managing Director
Fannan	Philip	Michael	Director
Winston	Dorothea	Welcing	Managing Director
Mullen	Thomas	Cooper	Managing Director

Bank of America, N.A.
(#6 continued)

Last	First	Middle	Title
Hollender	Steven	Ira	Managing Director
Da Silva	Fabio	Aparecido	Managing Director
Holmes	Kevin	L.	Managing Director
Elford	Ross	Gregory	Director
Mazer	Jeffrey	Alan	Director
White	Julian	B.	Director
Francis	Stephen	Ross	Vice President
Everett	Elizabeth	Campbell	Managing Director

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

* New names added

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4?
A.X☐Yes B. ☐No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U4 for all such persons with this Notice).

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See17 C.F.R. 400.4(c). Similar requirements are applicable to Form MSD-4 and Form U-4.)

8. The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.

Please print name and title of person executing this notice:

First	Middle	Last	Title
Kevin	G	Finnegan	Managing Director

Manual Signature

Date Jan. 13, 2012